UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53263P 105

(CUSIP Number)

1347 Investors LLC

105 S. Maple
Itasca, Illinois 60143
(630) 432-2442

With a copy to:

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53263P 105	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS 1347 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,942,515(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,942,515 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,515(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 599,000 shares of Common Stock underlying convertible securities.

(2)	Based on 7,590,778 shares of Common Stock reported by the Issuer as outstanding as of November 16, 2018 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 53263P 105	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 2,942,515 (1)(2)
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 2,942,515 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,952,515(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%(3)
14.	TYPE OF REPORTING PERSON IN

(1)	The reporting person disclaims beneficial ownership of 2,942,515 of such shares.

(2)	Includes 599,000 shares of Common Stock underlying convertible securities.

(3)	Based on 7,590,778 shares of Common Stock reported by the Issuer as outstanding as of November 16, 2018 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 53263P 105	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,942,515(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,950,095(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,950,095(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reporting person disclaims beneficial ownership of the shares.

(2)	Includes 599,000 shares of Common Stock underlying convertible securities.

(3)	7,580 of such shares are held in the customer accounts of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) (“CWA”). Fundamental Global Investors, LLC owns 50% of CWA. Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Cerminara also serves as Co-Chief Investment Officer of CWA. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Mr. Cerminara, as manager of CWA, may each be deemed to beneficially own the number of shares held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Mr. Cerminara expressly disclaims such beneficial ownership.

(4)	Based on 7,590,778 shares of Common Stock reported by the Issuer as outstanding as of November 16, 2018 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 53263P 105	13D	Page 5 of 6 Pages

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends, where indicated, the statement on Schedule 13D relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”), filed by 1347 Investors LLC (“1347 Investors”), Larry G. Swets, Jr. and D. Kyle Cerminara and (together, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on July 31, 2014 (the “Initial Schedule”), as amended by the Amendment No. 1 to Schedule 13D filed on February 25, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on August 5, 2016 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on July 25, 2017 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on December 13, 2017 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on January 19, 2018 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D filed on July 16, 2018 (“Amendment No. 6” and, together with the Initial Schedule, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”).

Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons on the Schedule 13D.

Item 4.	Purpose of the Transaction.

On March 14, 2019, the Board of Directors of the Issuer (the “Board”) appointed D. Kyle Cerminara to the Board as a Class A director. Mr. Cerminara is the Chief Executive Officer and Chairman of the Board of Ballantyne Strong, Inc., Chief Executive Officer, Co-Founder and Partner of Fundamental Global Investors, LLC and Co-Chief Investment Officer of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”). Larry G. Swets, Jr. has served as a director of the Issuer since July 2016.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Messrs. Cerminara and Swets in their capacity as directors of the Issuer or by the Board with Messrs. Swets’ or Cerminara’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 7, which agreement is set forth on the signature page to this Statement.

CUSIP No. 53263P 105	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: March 20, 2019

1347 INVESTORS LLC

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr., individually

/s/ D. Kyle Cerminara
D. Kyle Cerminara, individually